August 22, 2014

VIA EDGAR

Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Western Asset Middle Market Income Fund Inc.

Registration Statement on Form N-2

File Nos. 333-175535 and 811-22582

Dear Ms. Lithotomos:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Western Asset Middle Market Income Fund Inc. (the “Fund”) hereby requests acceleration of the effective date of the above captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on August 26, 2014 or as soon thereafter as practicable.

WESTERN ASSET MIDDLE MARKET INCOME FUND INC.

/s/ George Hoyt
Name:	George Hoyt
Title:	Assistant Secretary